UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

LAS VEGAS SANDS CORP.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
517834107
(CUSIP Number)
J. Alberto Gonzalez-Pita, Esq. c/o Las Vegas Sands Corp. 3355 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 414-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 517834107	Page 2 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 83,432,977 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 184,932,977 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,932,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)

Based upon a total of 729,339,193 shares of Common Stock (consisting of 641,839,018 shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 3 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Miriam Adelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 233,778,292 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 173,863,811 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,778,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.1% (2)
14	TYPE OF REPORTING PERSON IN

-------------------------

(2)

Based upon a total of 729,339,193 shares of Common Stock (consisting of 641,839,018 shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 4 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 82,758,765 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 82,758,765 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,758,765
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (3)
14	TYPE OF REPORTING PERSON OO

-------------------------

(3)

Based upon a total of 729,339,193 shares of Common Stock (consisting of 641,839,018 shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 5 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Irwin Chafetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 17,032,473 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 32,473 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,032,473
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (4)
14	TYPE OF REPORTING PERSON IN

-------------------------

(4)

Based upon a total of 729,339,193 shares of Common Stock (consisting of 641,839,018 shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 6 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Timothy D. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 84,507,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,507,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6% (5)
14	TYPE OF REPORTING PERSON IN

-------------------------

(5)

Based upon a total of 729,339,193 shares of Common Stock (consisting of 641,839,018 shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 7 of 17 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 50,000,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 50,000,000 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (6)
14	TYPE OF REPORTING PERSON OO

-------------------------

(6)

Based upon a total of 729,339,193 shares of Common Stock (consisting of 641,839,018 shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson).

CUSIP No. 517834107	Page 8 of 17 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Schedule 13D”) filed on November 24, 2008 which relates to the common stock, par value $0.001 per share (the “Common Stock”), of Las Vegas Sands Corp., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3355 Las Vegas Boulevard South, Las Vegas, Nevada 89109. This amendment is being filed to report the acquisition of beneficial ownership of 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson. All items not described herein remain as previously reported in the Schedule 13D, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Schedule 13D.

Sheldon G. Adelson (“Mr. Adelson”), Dr. Miriam Adelson (“Dr. Adelson”), Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005 (the “Family Trust”), Irwin Chafetz (“Mr. Chafetz”), Timothy D. Stein, Esq. (“Mr. Stein”) and Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust (the “December 2008 Three Year Trust,” and together with Mr. Adelson, Dr. Adelson, the Family Trust, Mr. Chafetz and Mr. Stein, the “Reporting Persons”), constitute a “group” that, as of the date hereof, collectively beneficially owns approximately 418,750,742 shares of Common Stock, or 57.4%, of the Company’s total number of shares of Common Stock outstanding as of December 31, 2008 plus the shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson, for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The Reporting Persons also acknowledge they are acting as a “group” for the purpose of causing the Company to qualify as a controlled company under Section 303A.00 of the New York Stock Exchange Listed Company Manual.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)	The names of the persons filing this statement are:
(i)	Mr. Adelson;
(ii)	Dr. Adelson;
(iii)	the Family Trust;
(iv)	Mr. Chafetz;
(v)	Mr. Stein; and
(vi)	the December 2008 Three Year Trust.

CUSIP No. 517834107	Page 9 of 17 Pages

SCHEDULE 13D

(b)	The business address of the principal offices of (i) Mr. Adelson, (ii) Dr. Adelson, (iii) the Family Trust, (iv) Mr. Chafetz and (v) the December 2008 Three Year Trust is:

c/o Las Vegas Sands Corp.

3355 Las Vegas Boulevard South
Las Vegas, Nevada 89109.

The business address of the principal office of Mr. Stein is:

c/o Lourie & Cutler, P.C.

60 State Street
Boston, Massachusetts 02109.
(c)	The present principal occupations of the Reporting Persons are:
(i)	Mr. Adelson: Chairman of the Board of Directors and Chief Executive Officer of the Issuer.
(ii)	Dr. Adelson: Physician.
(iii)	The Family Trust: Not applicable.
(iv)	Mr. Chafetz: Member of the Board of Directors of the Issuer and manager of The Interface Group - Massachusetts, LLC, a Massachusetts limited liability company.
(v)	Mr. Stein: Principal at Lourie & Cutler, P.C.
(vi)	The December 2008 Three Year Trust: Not applicable.
(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are citizens of the following countries:
(i)	Mr. Adelson is a citizen of the United States.
(ii)	Dr. Adelson is a citizen of the United States and Israel.

CUSIP No. 517834107	Page 10 of 17 Pages

SCHEDULE 13D

(iii)	The Family Trust is organized under the laws of Nevada.
(iv)	Mr. Chafetz is a citizen of the United States.
(v)	Mr. Stein is a citizen of the United States.
(vi)	The December 2008 Three Year Trust is organized under the laws of Nevada.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the text below to the end of Item 3 of the Schedule 13D.

The Warrants are not exercisable until all necessary approvals have been obtained, including listing of the shares of Common Stock issuable upon the exercise of the Warrants on the New York Stock Exchange (the “NYSE”) and until the stockholder approval of the issuance of shares of the Common Stock upon the exercise of such Warrants is effective. All necessary conditions, except the effectiveness of the Stockholder Action (as defined below), have been satisfied. The Stockholder Action will become effective on February 3, 2009, and the Warrants will be exercisable as of such date.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

(a)

Incorporated by reference from Item 11 of the cover page of each Reporting Person. In addition, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the other Reporting Persons. The share ownership reported herein does not include shares of Common Stock beneficially owned by the other Reporting Persons.

(b)

Mr. Adelson beneficially owns an aggregate of 184,932,977 shares of Common Stock (approximately 25.4% of the total number of shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 100 shares are owned directly by Mr. Adelson, (ii) 91,832 shares are currently issuable upon the exercise of vested options, (iii) 82,758,765 shares are held by the Family Trust, (iv) 50,000,000 shares are held by the December 2008 Three Year Trust and (v) 52,082,280 shares are beneficially owned by various other trusts as described below. Mr. Adelson has sole voting control over 83,432,977 shares of Common Stock, of which (i) 100 shares are owned directly by Mr. Adelson, (ii) 91,832 shares are currently issuable upon the exercise of vested

CUSIP No. 517834107	Page 11 of 17 Pages

SCHEDULE 13D

options, (iii) 82,758,765 shares are owned by the Family Trust and (iv) 582,280 shares are owned by the Dr. Miriam and Sheldon G. Adelson Charitable Trust (the “Charitable Trust”). Mr. Adelson has sole dispositive control over 184,932,977 shares of Common Stock, of which (i) 100 shares are owned directly by Mr. Adelson, (ii) 91,832 shares are currently issuable upon the exercise of vested options, (iii) 82,758,765 shares are owned by the Family Trust, (iv) 50,000,000 shares are owned by the December 2008 Three Year Trust, (v) 582,280 shares are owned by the Charitable Trust and (v) 51,500,000 shares are owned by various other trusts as described below.

Dr. Adelson beneficially owns an aggregate of 233,778,292 shares of Common Stock (approximately 32.1% of the total number of shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 86,363,636 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson and (iii) 59,914,481 shares are held by various trusts as described below. Dr. Adelson has sole voting control over 233,778,292 shares of Common Stock, of which (i) 86,363,636 shares are owned directly by Dr. Adelson, (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson and (iii) 59,914,481 shares are held by various trusts as described below. Dr. Adelson has sole dispositive power over the 173,863,811 shares of Common Stock, of which (i) 86,363,636 shares are owned directly by Dr. Adelson and (ii) 87,500,175 shares are issuable upon the exercise of the Warrants held directly by Dr. Adelson.

The Family Trust directly owns 82,758,765 shares of Common Stock (approximately 11.3% of the total number of shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Mr. Adelson has the authority to vote and dispose of the 82,758,765 shares of Common Stock owned by the Family Trust.

Mr. Chafetz beneficially owns an aggregate of 17,032,473 shares of Common Stock (approximately 2.3% of the total number of shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Of these shares, (i) 3,497 shares are restricted Common Stock owned directly by Mr. Chafetz, (ii) 5,976 shares are issuable upon the exercise of vested options (or options that will become vested within 60 days), (iii) 23,000 shares are owned directly by Mr. Chafetz and (iv) 17,000,000 shares are held by various trusts as described below. Mr. Chafetz has sole voting and dispositive control over 32,473 shares of Common Stock, of which (i) 3,497 shares are restricted Common Stock owned directly by Mr. Chafetz, (ii) 5,976 shares are issuable upon the exercise of vested options (or options that will become vested within 60 days) and (iii) 23,000 shares are owned directly by Mr. Chafetz. Mr. Chafetz has sole voting control over 17,000,000 shares of Common Stock held by various trusts as described below.

Mr. Stein beneficially owns an aggregate of 84,507,000 shares of Common Stock (approximately 11.6% of the total number of shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of

CUSIP No. 517834107	Page 12 of 17 Pages

SCHEDULE 13D

Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). This includes (i) 7,000 shares owned directly by Mr. Stein, (ii) 8,500,000 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson July 2008 Two Year LVS Annuity Trust (the “July 2008 Two Year Trust”), (iii) 8,500,000 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson July 2008 Three Year LVS Annuity Trust (the “July 2008 Three Year Trust”), (iv) 17,500,000 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Sheldon G. Adelson November 2008 Two Year LVS Annuity Trust (the “November 2008 Two Year Trust”) and (v) 50,000,000 shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the December 2008 Three Year Trust. Mr. Stein has sole voting and dispositive power over the shares held directly by him. Mr. Stein has sole voting control over 84,500,000 shares of Common Stock, 8,500,000 shares of which are owned by the July 2008 Two Year Trust, 8,500,000 shares of which are owned by the July 2008 Three Year Trust, 17,500,000 shares of which are owned by the November 2008 Two Year Trust and 50,000,000 shares of which are owned by the December 2008 Three Year Trust.

The December 2008 Three Year Trust directly owns 50,000,000 shares of Common Stock (approximately 6.9% of the total number of shares of Common Stock outstanding as of December 31, 2008 plus 87,500,175 shares of Common Stock issuable upon the exercise of the Warrants held by Dr. Adelson). Mr. Adelson and Timothy Stein are co-trustees of the December 2008 Three Year Trust. The December 2008 Three Year Trust directly owns 50,000,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 50,000,000 shares of Common Stock owned by the December 2008 Three Year Trust. Mr. Stein has the authority to vote the 50,000,000 shares of Common Stock owned by the December 2008 Three Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the December 2008 Three Year Trust.

Mr. Adelson and Timothy Stein are co-trustees of the July 2008 Two Year Trust. The July 2008 Two Year Trust directly owns 8,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 8,500,000 shares of Common Stock owned by the July 2008 Two Year Trust. Mr. Stein has the authority to vote the 8,500,000 shares of Common Stock owned by the July 2008 Two Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the July 2008 Two Year Trust.

Messrs. Adelson and Stein are co-trustees of the July 2008 Three Year Trust. The July 2008 Three Year Trust directly owns 8,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 8,500,000 shares of Common Stock owned by the July 2008 Three Year Trust. Mr. Stein has the authority to vote the 8,500,000 shares of Common Stock owned by the July 2008 Three Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the July 2008 Three Year Trust.

Mr. Adelson and Timothy Stein are co-trustees of the November 2008 Two Year Trust. The November 2008 Two Year Trust directly owns 17,500,000 shares of Common Stock. Mr. Adelson retains sole dispositive

CUSIP No. 517834107	Page 13 of 17 Pages

SCHEDULE 13D

control over the 17,500,000 shares of Common Stock owned by the November 2008 Two Year Trust. Mr. Stein has the authority to vote the 17,500,000 shares of Common Stock owned by the November 2008 Two Year Trust. Mr. Stein disclaims beneficial ownership of the Common Stock owned by the November 2008 Two Year Trust.

Mr. Adelson and Irwin Chafetz are co-trustees of the Sheldon G. Adelson April 2008 Two Year LVS Annuity Trust (the “April 2008 Two Year Trust”). The April 2008 Two Year Trust directly owns 1,937,023 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 1,937,023 shares of Common Stock owned by the April 2008 Two Year Trust. Mr. Chafetz has the authority to vote the 1,937,023 shares of Common Stock owned by April 2008 Two Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the April 2008 Two Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson April 2008 Three Year LVS Annuity Trust (the “April 2008 Three Year Trust”). The April 2008 Three Year Trust directly owns 1,937,023 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 1,937,023 shares of Common Stock owned by the April 2008 Three Year Trust. Mr. Chafetz has the authority to vote the 1,937,023 shares of Common Stock owned by April 2008 Three Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the April 2008 Three Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson July 2007 Two Year LVS Annuity Trust (the “July 2007 Two Year Trust”). The July 2007 Two Year Trust directly owns 3,868,023 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 3,868,023 shares of Common Stock owned by the July 2007 Two Year Trust. Mr. Chafetz has the authority to vote the 3,868,023 shares of Common Stock owned by the July 2007 Two Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the July 2007 Two Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson July 2007 Three Year LVS Annuity Trust (the “July 2007 Three Year Trust”). The July 2007 Three Year Trust directly owns 4,292,989 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 4,292,989 shares of Common Stock owned by the July 2007 Three Year Trust. Mr. Chafetz has the authority to vote the 4,292,989 shares of Common Stock owned by the July 2007 Three Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the July 2007 Three Year Trust.

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson 2007 Two Year LVS Annuity Trust (the “2007 Two Year Trust”). The 2007 Two Year Trust directly owns 2,246,305 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 2,246,305 shares of Common Stock owned by the 2007 Two Year Trust. Mr. Chafetz has the authority to vote the 2,246,305 shares of Common Stock owned by the 2007 Two Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the 2007 Two Year Trust.

CUSIP No. 517834107	Page 14 of 17 Pages

SCHEDULE 13D

Messrs. Adelson and Chafetz are co-trustees of the Sheldon G. Adelson 2007 Three Year LVS Annuity Trust (the “2007 Three Year Trust”). The 2007 Three Year Trust directly owns 2,718,637 shares of Common Stock. Mr. Adelson retains sole dispositive control over the 2,718,637 shares of Common Stock owned by the 2007 Three Year Trust. Mr. Chafetz has the authority to vote the 2,718,637 shares of Common Stock owned by the 2007 Three Year Trust. Mr. Chafetz disclaims beneficial ownership of the Common Stock owned by the 2007 Three Year Trust.

Mr. Adelson is the trustee and Dr. Adelson is the successor trustee of the Charitable Trust. The Charitable Trust directly owns 582,280 shares of Common Stock. Mr. Adelson has the authority to vote and dispose of the 582,280 shares of Common Stock owned by the Charitable Trust. Mr. Adelson and Dr. Adelson disclaim beneficial ownership of the Common Stock owned by the Charitable Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT S Trust (the “ESBT S Trust”). The ESBT S Trust directly owns 13,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,516 shares of Common Stock owned by the ESBT S Trust. Dr. Adelson has the authority to vote the 13,692,516 shares of Common Stock owned by the ESBT S Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the ESBT S Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the ESBT Y Trust (the “ESBT Y Trust”). The ESBT Y Trust directly owns 13,692,516 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,516 shares of Common Stock owned by the ESBT Y Trust. Dr. Adelson has the authority to vote the 13,692,516 shares of Common Stock owned by the ESBT Y Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the ESBT Y Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST A Trust (the “QSST A Trust”). The QSST A Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,517 shares of Common Stock owned by the QSST A Trust. Dr. Adelson has the authority to vote the 13,692,517 shares of Common Stock owned by the QSST A Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the QSST A Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the QSST M Trust (the “QSST M Trust”). The QSST M Trust directly owns 13,692,517 shares of Common Stock. A majority of the trustees share dispositive control over the 13,692,517 shares of Common Stock owned by the QSST M Trust. Dr. Adelson has the authority to vote the 13,692,517 shares of Common Stock owned by the QSST M Trust. Messrs. Chafetz and Stein disclaim beneficial ownership of the Common Stock owned by the QSST M Trust.

Dr. Adelson, Mr. Chafetz and Mr. Stein are co-trustees of the Sheldon G. Adelson 2004 Remainder Trust (the “2004 Remainder Trust”). The 2004 Remainder Trust directly owns 5,144,415 shares of Common Stock. A majority of the trustees share dispositive control over the Common Stock owned by the 2004 Remainder Trust.

CUSIP No. 517834107	Page 15 of 17 Pages

SCHEDULE 13D

Dr. Adelson has the authority to vote the 5,144,415 shares of Common Stock owned by the 2004 Remainder Trust. Messrs. Chafetz and Stein disclaim such beneficial ownership of the Common Stock owned by the 2004 Remainder Trust.

(c)	The disclosure under Item 4 hereof is incorporated by reference.
(d)	Not applicable.
(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the deletion of the fifth paragraph and its replacement with the following:

The Warrants issued to Dr. Adelson are not exercisable until all necessary approvals have been obtained, including listing of the shares of the Common Stock issuable upon the exercise of the Warrants on the NYSE and until the stockholder approval of the issuance of shares of the Common Stock upon the exercise of such Warrants is effective. All necessary conditions, except the effectiveness of the Stockholder Action, have been satisfied. The Stockholder Action will become effective on February 3, 2009, and the Warrants will be exercisable as of such date.

Item 6 of the Schedule 13D is further amended by the deletion of the ninth paragraph and its replacement with the following:

Investor Rights Agreement. On September 30, 2008, in connection with the purchase of the Notes, the Issuer and Dr. Adelson entered into an Investor Rights Agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, subject to certain exceptions, Dr. Adelson, Mr. Adelson and certain trusts for the benefit of the Adelson family (the “Adelson Rights Holders”) were granted pre-emptive rights with respect to any future proposed issuance or sale by the Issuer of equity interests (including convertible or exchangeable securities), pursuant to which they will be able to purchase a portion of the offered equity interests based on their fully diluted Common Stock ownership interests in the Issuer. The pre-emptive rights granted under the Investor Rights Agreement will not be effective until the Stockholder Action becomes effective on February 3, 2009. Pursuant to the Investor Rights Agreement, the Issuer agreed to indemnify the Adelson Rights Holders for certain liabilities.

CUSIP No. 517834107	Page 16 of 17 Pages

SCHEDULE 13D

Item 7.	Material to be Filed as Exhibits.

The documents filed as exhibits in the Schedule 13D are hereby incorporated by reference herein.

Exhibit No.	Description
1

Joint Filing Agreement of Sheldon G. Adelson, Miriam Adelson, the Sheldon G. Adelson 2005 Family Trust u/d/t dated April 25, 2005, Irwin Chafetz, Timothy D. Stein and the Sheldon G. Adelson December 2008 Three Year LVS Annuity Trust.

CUSIP No. 517834107	Page 17 of 17 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Miriam Adelson
Name: Miriam Adelson Title: Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

SHELDON G. ADELSON DECEMBER 2008 THREE YEAR LVS ANNUITY TRUST
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Timothy D. Stein
Name: Timothy D. Stein Title: Trustee

Exhibit 1 to

Schedule 13D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and any further amendment filed by them) with respect to the common stock, par value $0.001 per share, of Las Vegas Sands Corp., a Nevada corporation.

/s/ Sheldon G. Adelson
SHELDON G. ADELSON

/s/ Miriam Adelson
MIRIAM ADELSON

SHELDON G. ADELSON 2005 FAMILY TRUST U/D/T DATED APRIL 25, 2005
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Miriam Adelson
Name: Miriam Adelson Title: Trustee

/s/ Irwin Chafetz
IRWIN CHAFETZ

/s/ Timothy D. Stein
TIMOTHY D. STEIN

SHELDON G. ADELSON DECEMBER 2008 THREE YEAR LVS ANNUITY TRUST
By:	/s/ Sheldon G. Adelson
Name: Sheldon G. Adelson Title: Trustee

By:	/s/ Timothy D. Stein
Name: Timothy D. Stein Title: Trustee

Dated: January 14, 2009